Exhibit 99.1

For immediate release

NEW SKIN STEROL DATA TO BE PRESENTED AT AMERICAN ASSOCIATION FOR CLINICAL CHEMISTRY MEETING

Toronto, Ontario (May 24, 2004) --- Predictive medicine company IMI International Medical Innovations Inc. (Amex: IME; TSX: IMI) today announced that a scientific abstract featuring PREVU* LT Skin Sterol Test, the lab-processed format of the company’s non-invasive test for cardiovascular disease risk assessment, has been accepted for presentation at the American Association for Clinical Chemistry (AACC) Annual Meeting, July 24 - 28, in Orlando, Florida.

“This is the first time data on PREVU* LT will be presented in such a forum, which significantly enhances the credibility of this new test format,” said Dr. Brent Norton, IMI President and CEO. “This event will foster additional awareness and discussion of the value and potential of our skin sterol technology.”

The abstract accepted for presentation is A novel, non-invasive skin-stripping device and method for measurement of cholesterol in skin samples, co-authored by P.Horsewood, R. Zawydiwski, M. Evelegh, M. Patterson, S. Dudek and M. Gupta.

The AACC is an international scientific/medical society of clinical laboratory professionals, physicians, research scientists and others involved with clinical laboratory medicine, science and related disciplines. The AACC provides leadership in advancing the practice and profession of clinical laboratory medicine and its role in improving health care. Its members develop and perform tests conducted in hospital laboratories, clinics, medical centers and other health care settings.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Andrea Faville /John Nesbett
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
jnesbett@investorrelationsgroup.com